

Mail Stop 4561

July 18, 2016

Ken Goldman
Chief Financial Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

   Re: Yahoo! Inc.
     Form 10-K for the Year Ended December 31, 2015
     Filed February 29, 2016
     File No. 000-28018

Dear Mr. Goldman:

  Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1. Recent articles indicate that Yahoo's November 2014 agreement with Mozilla contains a change-in-control provision that provides Mozilla with the right to receive $375 million annually through 2019 if Yahoo is sold and Mozilla does not deem the new partner acceptable. As this provision appears to take the agreement out of the ordinary course of business, please provide us with your analysis of the materiality of this agreement for purposes of Item 601(b)(10) of Regulation S-K.

  You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Rob Plesnarski, Esq.
       O'Melveny & Myers, LLP